









THE 2016 ANNUAL MEETING IS JUST WEEKS AWAY

Support Shareholder Value Creation: Vote "FOR" on the WHITE Proxy Card Today

chico's FAS INC

A Powerful Platform for Profitable Growth and Value Creation

chico's | WHITE HOUSE BLACK MARKET | Soma

Iconic, differentiated brands serving attractive consumer segments

Leading omni-retail capabilities: ability to leverage deep customer data maximizes profitability

One of the **most loyal customer bases** in the industry: **+90%** of revenues from loyalty program customers

Positive Changes For Shareholders Are Underway

LEADERSHIP	• **New CEO and President**, Shelley Broader • Key **new hires** in real estate and construction, planning and allocation, legal and human resources
STRATEGY	• **4 new focus areas**: evolve the customer experience; strengthen our brands' positioning; leverage actionable retail science; sharpen our financial principles • Multiple initiatives underway in marketing, supply chain and non-merchandising procurement, with more to come
FINANCE & OPERATIONS	• Renewed discipline on operating model • **$65 million to $85 million** in expected annual cost savings • Significant progress towards reaching 10% operating margin goal
GOVERNANCE	• **4 of 9** directors new to Board in past three years with election of Bonnie Brooks and Bill Simon • Proposal to **declassify the Board** • New policy to **prevent over-boarding** for directors

"We think CHS **management is proactively making the right strategic decisions** for the financial health of the business as well as shareholder returns."

MorganStanley 05/26/16

"We are **impressed by the breadth of opportunity to rightsize the cost structure and improve operations**, as identified by new CEO Shelley Broader. While comps could take a long time to turn, **she is going after what can be controlled and improved, and isn't wasting any time.**"

MKM PARTNERS 05/26/16

World-Class Chico's FAS Nominees Have the Experience Needed to Support Our Progress and Drive Value Creation

Shelley Broader

Chico's FAS' new CEO and President

Architect of our new focus areas and leading the progress underway at your company

Bonnie Brooks

Substantial, **current retail, merchandising, digital marketing, ecommerce and turnaround expertise**

Strong track record across several leading **global apparel retailers**

Janice Fields

One of the Company's newest independent directors

Important contributions as Chair of Corporate Governance and Nominating Committee

Proven track record in **consumer marketing and brand building, multi-unit real estate and franchising**

William "Bill" Simon

Seasoned executive with **extensive cost efficiency supply chain** expertise

Proven track record leading **large, complex global retailers with best-in-class cost structures** and premier consumer brands

Permission to use quotations ne ther sought nor obtained. Emphasis added.

THE 2016 ANNUAL MEETING IS JUST WEEKS AWAY

Support Shareholder Value Creation: Vote "FOR" on the WHITE Proxy Card Today

Barington Has Failed to Demonstrate Any Ideas, Vision or Expertise That Would Warrant Election of Its Nominees

- Barington is not a long-term investor in Chico's FAS and almost half of its claimed current ownership is made up of derivative contracts.
- Barington's proposed strategy to build 200-300 new Soma stores conflicts with the way many consumers are shopping today, particularly at Soma.
- Barington's suggested cost reductions disregard actions we have already taken. The company has already exceeded the reduction in advertising costs that Barington targets.
- The level of cuts suggested by Barington risks harming the very brand differentiators that have supported our success and that Barington has applauded.
- Barington's suggestions, including its nominees, show a fundamental misunderstanding of specialty apparel and Chico's FAS.

Barington's Director Nominees Lack Current, Relevant Experience That Would Support Our Progress and New Plan

SKILLS AND EXPERTISE CRITICAL TO THE CHICO'S FAS BOARD	JIM MITAROTONDA?	JANET GROVE?
Current Retail / Merchandising	NO	NO
Current Marketing (Including Digital)	NO	NO
Operational Cost Cutting	NO	NO
Supply Chain	NO	YES
Multi-unit Real Estate	NO	YES
Franchising	NO	NO

If you have any questions or require any assistance with voting your shares, please contact the Company's proxy solicitor:

Innisfree M&A Incorporated

Toll-free:

(877) 825.8971 (U.S. or Canada)

or

(412) 232.3651 (other locations)

Vote the WHITE Proxy Card Today


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Remember, if you inadvertently voted using the Blue proxy card, you have every legal right to change your vote. Only your latest-dated proxy counts!

July 5, 2016

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained herein may contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect our current views with respect to certain events that could have an effect on our future financial performance, including but without limitation, statements regarding our plans, objectives, and future success of our store concepts, the implementation of our previously announced restructuring program, and implementation of our program to increase the sales volume and profitability of our existing brands through four previously announced focus areas. These statements may address items such as future sales, gross margin expectations, SG&A expectations, operating margin expectations, planned store openings, closings and expansions, future comparable sales, inventory levels, and future cash needs. These statements relate to expectations concerning matters that are not historical fact and may include the words or phrases such as "expects," "believes," "anticipates," "plans," "estimates," "approximately," "our planning assumptions," "future outlook," and similar expressions. Except for historical information, matters discussed in such oral and written statements are forward-looking statements. These forward-looking statements are based largely on information currently available to our management and on our current expectations, assumptions, plans, estimates, judgments and projections about our business and our industry, and are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those currently anticipated. Although we believe our expectations are based on reasonable estimates and assumptions, they are not guarantees of performance and there are a number of known and unknown risks, uncertainties, contingencies, and other factors (many of which are outside our control) that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Accordingly, there is no assurance that our expectations will, in fact, occur or that our estimates or assumptions will be correct, and we caution investors and all others not to place undue reliance on such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic and business conditions, conditions in the specialty retail industry, the availability of quality store sites, the ability to successfully execute our business strategies, the ability to achieve the results of our restructuring program, the ability to achieve the results of our four focus areas, the integration of our new management team, and those described in Item 1A, "Risk Factors" and in the "Forward-Looking Statements" disclosure in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K. There can be no assurance that the actual future results, performance, or achievements expressed or implied by such forward-looking statements will occur. Investors using forward-looking statements are encouraged to review the Company's latest annual report on Form 10-K, its filings on Form 10-Q, management's discussion and analysis in the Company's latest annual report to stockholders, the Company's filings on Form 8-K, and other federal securities law filings for a description of other important factors that may affect the Company's business, results of operations and financial condition. All written or oral forward-looking statements that are made or attributable to us are expressly qualified in their entirety by this cautionary notice. The Company does not undertake to publicly update or revise its forward looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized.

ADDITIONAL INFORMATION

Chico's FAS, its directors and certain of its executive officers are participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company's 2016 Annual Meeting. The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the identity of the participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials filed with the SEC. Shareholders can obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at www.chicosfas.com, by writing to Chico's FAS at 11215 Metro Parkway, Fort Myers, FL 33966, or by calling the Company's proxy solicitor, Innisfree, toll-free at (877) 825-8971.